Exhibit 99.6

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES
EXCHANGE ACT OF 1934

I, Todd Takeyasu, certify that:

1.	I have reviewed this annual report on Form 40-F of Penn West Energy Trust; and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: September 15, 2009

/s/ Todd Takeyasu Todd Takeyasu Executive Vice-President and Chief Financial Officer of Penn West Petroleum Ltd.